82-3459

QUARTERLY REPORT — BC FORM 51-901F — Schedule A





ISSUER DETAILS

For Quarter Ended:	April 30, 2003
Date of Report:	June 16, 2003
Name of Issuer:	**INOVISION SOLUTIONS INC.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184



SUPPL

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	June 19, 2003
Director's Name:	Edward Muir	Date signed:	June 19, 2003

INOVISION SOLUTIONS INC.

Balance Sheet
(Unaudited - See Notice to Reader)

		April 30 2003		October 31 2002
ASSETS				
Current				
Cash and cash equivalents	$	10,192	$	11,253
Loan receivable		100		100
Refundable deposit		-		30,000
Prepaid expenses		-		1,945
		10,292		43,298
Property and equipment		2,270		-
	$	12,562	$	43,298
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	23,020	$	17,796
Due to a director, non-interest bearing and unsecured		2,314		2,454
		25,334		20,250
SHARE CAPITAL AND DEFICIT				
Share capital (Note 3)		2,671,227		2,671,227
Deficit		(2,683,999)		(2,648,179)
		(12,772)		23,048
	$	12,562	$	43,298

Approved by the Directors:  

Daniel McGee   Edward Muir

INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended April 30 2003	Three months ended April 30 2002	Six months ended April 30 2003	Six months ended April 30 2002
Expenses				
Amortization	$ 92	$ -	$ 184	$ -
Consulting fee	-	-	500	-
Listing and transfer agent fees	5,149	3,025	5,976	5,207
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	643	1,379	1,467	1,472
Professional fees	7,102	19,328	7,893	22,328
Project investigation and exploration	-	30,000	-	30,000
Rent	900	900	1,800	1,800
Travel and promotion	1,500	1,500	3,000	3,000
	22,886	63,632	35,820	78,807
Loss for the period	(22,886)	(63,632)	(35,820)	(78,807)
Deficit, beginning of period	(2,661,113)	(2,558,095)	(2,648,179)	(2,542,920)
Deficit, end of period	$ (2,683,999)	$ (2,621,727)	$ (2,683,999)	$ (2,621,727)
Loss per share - basic and diluted	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.05)
Weighted average number of common shares outstanding - basic and diluted	3,123,368	1,731,572	3,123,368	1,731,572

INOVISION SOLUTIONS INC.

Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended April 30 2003	Three months ended April 30 2002	Six months ended April 30 2003	Six months ended April 30 2002
Cash flows from (used in) operating activities				
Loss for the period	$ (22,886)	$ (63,632)	$ (35,820)	$ (78,807)
Adjustment for item not involving cash:				
- amortization	92	-	184	-
	(22,794)	(63,632)	(35,636)	(78,807)
Change in non-cash working capital items:				
- refundable deposit	30,000	-	30,000	-
- prepaid expenses	-	(2,878)	1,945	(2,878)
- accounts payable and accrued liabilities	5,591	(15,737)	5,224	(12,451)
	12,797	(82,247)	1,533	(94,136)
Cash flows used in financing activities				
Decrease in amounts due to a director	(4,540)	(55,567)	(140)	(48,592)
Investors' deposits	-	(78,000)	-	-
	(4,540)	(133,567)	(140)	(48,592)
Cash flows from (used in) investing activities				
Purchase of capital assets	-	-	(2,454)	-
Issuance of share capital	-	192,500	-	192,500
	-	192,500	(2,454)	192,500
Increase (decrease) in cash and and cash equivalents	8,257	(23,314)	(1,061)	49,772
Cash and cash equivalents, beginning of period	1,935	74,636	11,253	1,550
Cash and cash equivalents, end of period	$ 10,192	$ 51,322	$ 10,192	$ 51,322

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. Interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2002. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policies

Effective November 1, 2002, the Company adopted a new standard for the accounting for *Stock-based compensation and other stock-based payments* ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by CICA 3870, the Company has applied the new recommendation prospectively only to awards granted on or after November 1, 2002 and chosen not to recognize any compensation when stock options are granted to employees under stock option plans with no cash settlement features. However, as required, the Company will disclose pro forma information regarding net income as if it has accounted for its employee stock options under the fair value method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates; dividend yields; volatility factors of the expected market price of the Company's common shares; and expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The Company did not grant any options in the six months ended April 30, 2003 and, as such no compensation expense was recognized and no pro forma disclosure of the effect of accounting for these awards under fair value method was provided.

3. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued: 3,123,368 common shares. There have been no changes during the period.

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at April 30, 2003:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

4. Related Party Transactions

During the period, the Company incurred the following expenses to a director:

	2003	2002
Management fees	$ 15,000	$ 15,000
Rent	1,800	1,800
Travel and promotion	3,000	3,000
	$ 19,800	$ 19,800

QUARTERLY REPORT BC FORM 51-901F Schedules B & C

ISSUER DETAILS

For Quarter Ended:	April 30, 2003
Date of Report:	June 16, 2003
Name of Issuer:	**INOVISION SOLUTIONS INC.**
Issuer's Address:	706 – 1307 Harwood Street Vancouver, BC V6E 1S7
Issuer Fax Number:	(604) 552-0551
Issuer Telephone Number:	(604) 328-1184
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 328-1184

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.



Director's Name: Daniel McGee Date signed: June 19, 2003



Director's Name: Edward Muir Date signed: June 19, 2003

INOVISION SOLUTIONS INC.

SCHEDULE B: Quarterly Report Supplementary Information

Six Months Ended April 30, 2003

1. Analysis of expenses and deferred costs: see Schedule A

2. Related party transactions: see Schedule A

3. Summary of securities issued and options granted during the period: Nil

4. Summary of securities as at April 30, 2003:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued share capital: 3,123,368 common shares

   c) Options outstanding: 140,000 at exercise price of $0.36 each, expiring February 20, 2007

   d) Warrants outstanding: Nil

   e) Number of shares held in escrow: 93,750 shares

5. Directors as at report date:

   Daniel McGee
   Edward Muir
   Judy Pullman

6. Officers as at report date:

   Daniel McGee : President
   Judy Pullman: Secretary

INOVISION SOLUTIONS INC.

SCHEDULE C: Management Discussion and Analysis

Quarter ending April 30, 2003

Description of Business

Inovision Solutions Inc. has pursued projects relating to the high technology industry, and in particular proprietary computer/video enhancement technologies. To date the company has not achieved any substantial or sustainable success within this business sector. Subsequently, management has been conducting due diligence on a number of potential business opportunities outside of the high-tech field.

Discussion of Operations & Financial Conditions

Management is focusing on identifying established businesses with existing revenues or will have the potential for creating cash flow in the short term. Currently, the company is reviewing opportunities in both the commercial trailer and the oil & gas field. Of particular interest is the current activity within the shallow gas pool discovery in southeastern Saskatchewan, Canada. With spiraling natural gas prices the company feels it can capitalize on the widespread interest in the financial/investment community for supporting oil & gas ventures.

The company retained Mr. Jeff Ciachurski to assist it in determining the potential for alternate energy systems and to locate and establish a viable wind farm. Mr.Ciachurski was advanced and has now returned the advanced fee of $30,000.00 to Inovision.

At the end of the reporting quarter Company had approximately $10,000.00 on hand and liabilities in the amount of $25,000.00.

Throughout the second quarter the major portion of the expense incurred by the Company involved administration and professional fees.

Related Party Transactions

For the quarter ending April 30, 2003 Mr. McGee received $9,900.00 for management fees, rent and travel and promotion. The management contract with Mr. McGee continues to date, receiving $2,500.00 per month for managing the affairs of the Company. .

Financings, Principal Purpose and Milestones

While the Company remains in an acquisition mode, no milestones have been established for future expenditures. Management is considering a financing to provide additional working capital. The amount of the financing will determined following the establishment of a budget which will allow the company to continue to identify a project of merit.

Any acquisitions made by the Company could necessitate an additional financing.

Liquidity and Solvency and Subsequent Events

At no time during the reporting period has the Company had any third party investor relation arrangements.